

November 15, 2010

Joaquin Galinda V.
Chief Executive Officer
Empresa Nacional de Electricidad S.A.
Santa Rosa 76,
Santiago, Chile

      **Re:**    **Empresa Nacional de Electricidad S.A.**
             **Form 20-F Annual Report**
             **Filed June 11, 2010**
             **File No. 001-13240**

Dear Mr. Galinda:

     We have reviewed your letter dated October 14, 2010 and your draft Form 20-F amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F Annual Report for the year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 70

b. Liquidity and Capital Resources, page 80

1.  We note your response to comments three and four from our letter dated September 1, 2010. Please revise your discussion as follows:

    - Please add disclosure indicating that your "financial perspective" discussion is a supplement to your "accounting perspective" discussion. The focus of your discussion, as previously stated, should be on the primary financial statements presented in the document.

- Please revise your discussion to state amounts in Chilean pesos consistent with your reporting currency and the amounts reflected in your primary financial statements.

Item 6. Directors, Senior Management and Employees, page 90

2. We note your response to comment five from our letter dated September 1, 2010. Your use of the phrase "among others" when describing the directorships of Jaime Jaime Bauz´ B. and Felipe Lamarca C implies that they have directorships in addition to the ones you disclosed. Please disclose all of the principal directorships of Jaime Bauz´ B. and Felipe Lamarca C. or remove the phrase "among others" if you have disclose of their directorships. Please refer to Item 6(A)(2) of Form 20-F.

Item 10C. Material Contracts, page 112

3. We note your response to comment seven from our letter dated September 1, 2010 that you have no material contracts as defined under Item 10C of Form 20-F. We also note your disclosure on page 59 of your draft Form 20-F amendment regarding your HidroAysén Project and that your contribution for the project will be from $2,700 - $3,200 million. Please provide the disclosures required under Item 10C of Form 20-F regarding the contract covering this project and file a copy of this as an exhibit to your next Form 20-F annual statement or tell us why you believe that this contract does not need to be disclosed or filed.

Audited Consolidated Financial Statements for the years ended December 31, 2009…, page F-1

Report of Independent Registered Public Accounting Firm, Page F-1

4. We note your proposed revision in response to comment eight from our letter dated September 1, 2010. It appears you inadvertently omitted "as" referred to in Item 17(c) of Form 20-F which states "If the financial statements comply with IFRS as issued by the IASB, such compliance must be unreservedly and explicitly stated in the notes to the financial statements and the auditor's report must include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please revise accordingly here as well as on page F-17 in your note to the financial statements.

Note 13. Property, Plant and Equipment, page F-51

5. We note your response to comment 14 from our letter dated September 1, 2010. Please explain to us your determination of the wide range of useful lives from 22 to 100 years for your buildings and consideration of the factors noted in paragraph 56 of IAS 16.

You may contact Donna Di Silvio, Senior Staff Accountant at (202) 551-3202 or in her absence, Andrew Mew, Accounting Branch chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Robert Errett, Staff Attorney at (202) 551-3225) or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Allen Miller
        via facsimile